                       STOCK PURCHASE AND SALE AGREEMENT





                    Dated effective as of December 31, 1995



                                 By and Between



                          BENTON OIL AND GAS COMPANY,
                                   as Seller

                                      and

                              SHELL OFFSHORE INC.,
                                    as Buyer

                                      Re:
                               Benton Oil and Gas
                              Company of Louisiana

                               TABLE OF CONTENTS

ARTICLE                                                                             PAGE
-------                                                                             ----
ARTICLE I:    DEFINITIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1

     1.1  Certain Defined Terms   . . . . . . . . . . . . . . . . . . . . . . . . .    1
     1.2  Accounting Terms  . . . . . . . . . . . . . . . . . . . . . . . . . . . .    8
     1.3  References to Instruments   . . . . . . . . . . . . . . . . . . . . . . .    8
     1.4  Singular and Plural   . . . . . . . . . . . . . . . . . . . . . . . . . .    8

ARTICLE II:   SALE OF COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . .    8

     2.1  Sale and Purchase   . . . . . . . . . . . . . . . . . . . . . . . . . . .    8
     2.2  Excluded Assets   . . . . . . . . . . . . . . . . . . . . . . . . . . . .    9
     2.3  Resolution of Intercompany Obligations  . . . . . . . . . . . . . . . . .    9
     2.4  Resolution of Bank Credit Agreement   . . . . . . . . . . . . . . . . . .    9

ARTICLE III:  PURCHASE PRICE AND PAYMENT  . . . . . . . . . . . . . . . . . . . . .   10

     3.1  Purchase Price  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   10
     3.2  Closing Payment Adjustment  . . . . . . . . . . . . . . . . . . . . . . .   10

ARTICLE IV:   SELLER'S REPRESENTATIONS  . . . . . . . . . . . . . . . . . . . . . .   10

     4.1  Ownership of the Stock  . . . . . . . . . . . . . . . . . . . . . . . . .   10
     4.2  Organization and Good Standing;
          Qualification . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   11
     4.3  Capitalization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   11
     4.4  Authorization and Validity  . . . . . . . . . . . . . . . . . . . . . . .   11
     4.5  Subsidiaries and Joint Ventures   . . . . . . . . . . . . . . . . . . . .   12
     4.6  Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . .   12
     4.7  No Violation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   12
     4.8  Finder's Fee  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   12
     4.9  Outstanding Debt  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   13
     4.10 Pending Claims  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   13
     4.11 Accuracy of Records Furnished   . . . . . . . . . . . . . . . . . . . . .   13
     4.12 Banks   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   14
     4.13 Public Utility Holding Company Act  . . . . . . . . . . . . . . . . . . .   14
     4.14 Investment Company Act  . . . . . . . . . . . . . . . . . . . . . . . . .   14
     4.15 Gas Imbalances  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   14
     4.16 Employee Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   14
     4.17 Commitments   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   15
     4.18 Insurance   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   15
     4.19 Compliance with Laws  . . . . . . . . . . . . . . . . . . . . . . . . . .   15

     4.20 Books of Account  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   16
     4.21 Payout Balances   . . . . . . . . . . . . . . . . . . . . . . . . . . . .   16
     4.22 Derivatives   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   16
     4.23 Hydrocarbon Sale Contracts  . . . . . . . . . . . . . . . . . . . . . . .   16
     4.24 Consents  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   16
     4.25 Contracts to Which Company is a Party   . . . . . . . . . . . . . . . . .   17
     4.26 Employee Benefit Plans  . . . . . . . . . . . . . . . . . . . . . . . . .   17
     4.27 Taxes   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   18
     4.28 Subject Interests   . . . . . . . . . . . . . . . . . . . . . . . . . . .   19
     4.29 Representations True at Closing   . . . . . . . . . . . . . . . . . . . .   23

ARTICLE V:  BUYER'S REPRESENTATIONS . . . . . . . . . . . . . . . . . . . . . . . .   23

     5.1  Organization and Good Standing  . . . . . . . . . . . . . . . . . . . . .   23
     5.2  Authorization and Validity  . . . . . . . . . . . . . . . . . . . . . . .   23
     5.3  No Violation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   23
     5.4  Finder's Fee  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   23
     5.5  Absence of Bankruptcy Proceedings   . . . . . . . . . . . . . . . . . . .   24

ARTICLE VI: ACCESS TO INFORMATION AND INSPECTION; DUE DILIGENCE . . . . . . . . . .   24

     6.1  Records and Files   . . . . . . . . . . . . . . . . . . . . . . . . . . .   24
     6.2  Other Files   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   24
     6.3  Environmental Assessment and Inspection   . . . . . . . . . . . . . . . .   24
     6.4  Confidentiality Agreement   . . . . . . . . . . . . . . . . . . . . . . .   25
     6.5  Geophysical Data  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   25

ARTICLE VII:  TITLE, ENVIRONMENTAL AND OTHER MATTERS  . . . . . . . . . . . . . . .   25

     7.1  Buyer's Title and Environmental Review  . . . . . . . . . . . . . . . . .   25
     7.1.1  Title Review  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   25
     7.1.2  Environmental Review  . . . . . . . . . . . . . . . . . . . . . . . . .   26
     7.2  Arbitration   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   27

ARTICLE VIII:  OTHER AGREEMENTS   . . . . . . . . . . . . . . . . . . . . . . . . .   28

     8.1  Covenants of Seller Pending Closing   . . . . . . . . . . . . . . . . . .   28
     8.2  No Solicitation   . . . . . . . . . . . . . . . . . . . . . . . . . . . .   30
     8.3  Tax Matters   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   30
     8.4  Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   34
     8.5  Damages and Force Majeure   . . . . . . . . . . . . . . . . . . . . . . .   35
     8.6  Employees   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   35

ARTICLE IX:   CLOSING CONDITIONS  . . . . . . . . . . . . . . . . . . . . . . . . .   35

     9.1  Seller's Closing Conditions   . . . . . . . . . . . . . . . . . . . . . .   35
     9.2  Buyer's Closing Conditions  . . . . . . . . . . . . . . . . . . . . . . .   36

ARTICLE X:  CLOSING . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   37

     10.1 Closing   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   37
     10.2 Seller's Closing Obligations.   . . . . . . . . . . . . . . . . . . .   37
     10.3 Buyer's Closing Obligations   . . . . . . . . . . . . . . . . . . . .   39
     10.4 Distribution of Properties  . . . . . . . . . . . . . . . . . . . . .   40
     10.5 Taking of Necessary Action  . . . . . . . . . . . . . . . . . . . . .   40
     10.6 Final Settlement Statement  . . . . . . . . . . . . . . . . . . . . .   40
     10.7 Post-Closing Operations   . . . . . . . . . . . . . . . . . . . . . .   41
     10.8 Post-Closing Audit  . . . . . . . . . . . . . . . . . . . . . . . . .   41

ARTICLE XI:   LIMITATIONS ON WARRANTIES AND REMEDIES  . . . . . . . . . . . . .   41

     11.1 Limitations   . . . . . . . . . . . . . . . . . . . . . . . . . . . .   41
     11.2 Survival; Time Limit for Claims   . . . . . . . . . . . . . . . . . .   42

ARTICLE XII:  DEFAULT AND REMEDIES  . . . . . . . . . . . . . . . . . . . . . .   42

     12.1 Remedies  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   42
     12.2 Right of Termination  . . . . . . . . . . . . . . . . . . . . . . . .   42
     12.3 Effect of Termination   . . . . . . . . . . . . . . . . . . . . . . .   42
     12.4 Other Remedies  . . . . . . . . . . . . . . . . . . . . . . . . . . .   43
     12.5 Specific Performance  . . . . . . . . . . . . . . . . . . . . . . . .   43

ARTICLE XIII:  MISCELLANEOUS  . . . . . . . . . . . . . . . . . . . . . . . . .   43

     13.1 Antitrust Laws  . . . . . . . . . . . . . . . . . . . . . . . . . . .   43
     13.2 Confidentiality or Proprietary Information  . . . . . . . . . . . . .   44
     13.3 Public Announcements  . . . . . . . . . . . . . . . . . . . . . . . .   44
     13.4 Delivery of Records   . . . . . . . . . . . . . . . . . . . . . . . .   45
     13.5 Further Assurances and Records  . . . . . . . . . . . . . . . . . . .   45
     13.6 Notices   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   46
     13.7 Incidental Expenses   . . . . . . . . . . . . . . . . . . . . . . . .   46
     13.8 Entire Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . .   46
     13.9 Governing Law   . . . . . . . . . . . . . . . . . . . . . . . . . . .   47
     13.10  Counterparts  . . . . . . . . . . . . . . . . . . . . . . . . . . .   47
     13.11  Waiver  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   47
     13.12  Binding Effect; Assignment  . . . . . . . . . . . . . . . . . . . .   47
     13.13  No Recordation  . . . . . . . . . . . . . . . . . . . . . . . . . .   47
     13.14  Time Periods  . . . . . . . . . . . . . . . . . . . . . . . . . . .   47
     13.15  Construction  . . . . . . . . . . . . . . . . . . . . . . . . . . .   47

EXHIBITS:

  A-1 - Arbitration Procedures
  A-2 - Subject Interests
  B -   Indemnity Agreement
  C -   Form 8023-A
  D -   Release
  E -   Opinion of Seller's Counsel
  F -   Opinion of Buyer's Counsel


SCHEDULES:

  2.4 -  List of Bank Credit Agreement Instruments
  4.6 -  Financial Statements
  4.12 - Company Bank Accounts
  4.15 - Scheduled (Negative) Imbalances and Scheduled
   (Positive) Imbalances
  4.21 - Payout Balances
  4.26(g) - Partnerships
  4.28(2) - Subject Interests Agreements

                       STOCK PURCHASE AND SALE AGREEMENT


        THIS AGREEMENT, dated effective as of the 31st day of December 1995, is by and between BENTON OIL AND GAS COMPANY, a Delaware corporation ("Seller"), and SHELL OFFSHORE INC., a Delaware corporation ("Buyer").

                              W I T N E S S E T H:

        WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, all of the issued and outstanding capital stock of BENTON OIL AND GAS COMPANY OF LOUISIANA, a California corporation (the "Company"), a wholly owned subsidiary of Seller, upon the terms and subject to the conditions set forth in this Agreement;

        NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties set forth in this Agreement, the parties to this Agreement hereby agree as follows:


                                   ARTICLE I
                                  DEFINITIONS

        1.1 Certain Defined Terms. The following terms, as used in this Agreement, have the following meanings:

        "Agreement" means this Stock Purchase and Sale Agreement between Seller and Buyer.

        "Arbitration Procedures" means the arbitration procedures set forth in Exhibit A-1.

        "Assets" means all of the assets and properties of the Company, tangible and intangible, real, personal and mixed, corporeal or incorporeal, movable or immovable, excluding only such assets and properties to be conveyed or distributed to Seller or Seller's designee prior to Closing Date pursuant to
Article 2.2. Without limiting the generality of the foregoing, "Assets" will include (i) the Subject Interests, (ii) the Subject Interest Agreements, and
(iii) all raw and interpretative seismic, geological, geophysical, well logs and data, maps, displays, geologic and production data bases, and all other technical and engineering data (in all existing formats) (hereafter "Data") whether relevant to the Subject Interests or to other properties in the Atchafalaya Basin area regardless of whether such properties are owned by the Company, and regardless of whether such Data is in the possession of or owned by Seller.

        "Bank Credit Agreement" is defined in Section 2.4.

        "Closing" is defined in Section 10.1.

        "Closing Date" is defined in Section 10.1.

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Closing Payment Adjustment" is defined in Section 3.2.

        "Confidentiality Agreement" is defined in Section 6.4.

        "Defect" means an Environmental Defect or a Title Defect.

        "Defensible Title" means, with respect to any Subject Interest, such title to such Subject Interest that, (i) entitles the Company to receive not less than the net revenue interest of the Company for such Subject Interest as set forth in Exhibit A-2 of all oil and gas produced from or attributable to such Subject Interest, (ii) obligates the Company to bear the costs and expenses relating to the maintenance, development and operation of such Subject Interest in an amount not greater than the working interest of the Company for such Subject Interest as set forth in Exhibit A-2 and (iii) except for the Permitted Encumbrances, is free and clear of all liens, security interests, collateral assignments, encumbrances, irregularities and defects.t

        "Environmental Defect" means a condition existing at the Closing Date, whether known or unknown, with respect to the air, land, soil, surface, subsurface strata, surface water, ground water or sediments that causes an Asset to be subject to Remediation under, or not in compliance with, any Environmental Law.

        "Environmental Laws" means all Laws relating to (a) the control of any hazardous substance, contaminant, pollutant or potential pollutant, (b) protection of the air, water, land or the environment, (c) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal, transportation or remediation, or (d) exposure to hazardous, toxic or other substances alleged to be harmful, including but not limited to asbestos, radon and polychlorinated biphenyls. "Environmental Laws" will include, but not be limited to, the Clean Air Act, 42 U.S.C. Sec. 7401 et seq., the Clean Water Act, 33 U.S.C. Sec. 1251 et seq., the Resource Conservation Recovery Act, 42 U.S.C. Sec. 6901 et seq., the Superfund Amendments and Reauthorization Act, 42 U.S.C. Sec. 11001 et seq., the Water Pollution Control Act, 33 U.S.C. Sec. 1251 et seq., the Safe Drinking Water Act, 42 U.S.C. Sec. 300f et seq., the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Sec. 9601 et seq., the Toxic Substance Control Act, 15 U.S.C. Sec. 2601 et seq., and the Oil Pollution Act of 1990, 33 U.S.C. Sec. 2701 et seq., as such laws have been amended or supplemented from time to time through the Closing Date and the regulations promulgated pursuant thereto through the Closing Date. "Environmental Laws" shall not include the Occupational Safety and Health Act, 29 U.S.C. Sec. 651 et seq., and other Laws relating to the protection of workers or the control and regulation of working conditions.

        "Financial Statements" means any 1995 unaudited Company financial statements and the 1994 Audited Consolidated Financial Statements of the Seller, in addition to Seller's Annual Reports on Form 10-K as filed with the Securities and Exchange Commission ("SEC") for the year ended December 31, 1994 and its 1995 third quarterly report on Form 10-Q as filed with the SEC for the first three quarters of 1995, attached as Schedule 4.6.

        "GAAP" means generally accepted accounting principles, as set forth in the opinions of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements of the Financial Accounting Standards Board or in such opinions and statements of such other entities as may be approved by a significant segment of the accounting profession in the United States of America.

        "Governmental Authority" means (i) the United States of America, (ii) any state, county or other governmental subdivision within the United States of America and (iii) any court or any governmental department, commission, board, bureau, agency or other instrumentality of the United States of America or of any state, county or other governmental subdivision within the United States of America.

        "Hart-Scott Act" is defined in Section 13.1.

        "Hydrocarbons" means crude oil, natural gas, casinghead gas, condensate, sulphur, natural gas liquids and other liquid or gaseous hydrocarbons (including CO2), and also refers to all other minerals of every kind and character that may be covered by or included in the Subject Interests.

        "Indemnity Agreement" means the Indemnity Agreement dated as of the Closing Date between Buyer and Seller, the form of which is attached as Exhibit B.

        "Joint Venture" means any partnership, joint venture or joint exploration arrangement, area of mutual interest agreements, facility use agreements, or seismic agreements, or other agreements with third parties in which the Company is a partner, venturer, or participant.

        "Law" means any applicable statute, law, ordinance, regulation, rule, ruling, order, restriction, requirement, writ, injunction, decree or other official act of or by any Governmental Authority.

        "Limited Partnership Suit" mean that certain lawsuit, filed June 13, 1994, entitled Charles Agnew, et al. v. Benton Oil and Gas Company, et al., No. CIV-144976 in the Superior Court of California, County of Ventura.

        "Permitted Encumbrances" means any of the following matters:

                (a) the terms, conditions, restrictions, exceptions, reservations, limitations and other matters contained in the agreements, instruments and documents (x) that create or reserve to the Company its interests in any of the Subject Interests or (y) that are listed in this Agreement or in any schedule or exhibit to this Agreement, to the extent such terms, conditions, restrictions, exceptions, reservations, limitations or other matters (i) do not reduce the net revenue or royalty interest of the Company in the Subject Interests or increase the working interest of the Company in the Subject Interests from that specified on Exhibit A-2 and (ii) do not create liens on the Subject Interests other than those permitted under the following provisions of this definition;

                (b) any (i) inchoate liens or inchoate charges constituting or securing the payment of expenses that were incurred incidental to maintenance, development, production, or operation of the Assets for the purpose of developing, producing or processing Hydrocarbons therefrom or therein and (ii) materialman's, mechanics', repairman's, employees', contractors', operators' or other similar liens or charges for liquidated amounts arising in the ordinary course of business for obligations that are not delinquent or, if delinquent, that are being contested in good faith by appropriate action;

                (c) any liens in respect of Taxes and assessments for Taxes not yet delinquent;

                (d) any liens or security interests created by Law (including without limitation any Environmental Laws) or reserved in oil and gas leases for bonus or rental or for compliance with the terms under which the Subject Interests are held, securing obligations that are not delinquent or, if delinquent, that are being contested in good faith by appropriate action;

                (e) any obligations or duties affecting the Subject Interests to any municipality or public authority with respect to any franchise, grant, license, or permit, and all applicable laws, rules and orders of Governmental Authority;

                (f) (i) easements, rights-of-way, servitudes, permits, surface leases and other rights in respect of surface operations, pipelines, grazing, hunting, fishing, logging, canals, ditches, reservoirs or the like or (ii) easements for streets, alleys, highways, pipelines, telephone lines, power lines, railways and other similar rights-of-way, on, over or in respect of property owned or leased by the Company or over which the Company owns rights-of-way, easements, permits, or licenses, to the extent such matters, individually or in the aggregate, do not interfere materially with oil and gas operations on the applicable Subject Interest;

                (g) all lessor's and sublessor's royalties, overriding royalties, net profits interests, carried interests, reversionary interests, production payments, and other burdens if the net cumulative effect of such burdens does not operate to reduce the net revenue or royalty interest or increase the working interest of the Company in the Subject Interests as reflected in Exhibit A-2;

                (h) required third party consents to assignments and similar agreements (not including preferential rights to purchase and similar agreements, which are covered by (i) below) so long as not triggered by the transactions contemplated hereby;

                (i) all rights to consent by, required notices to, filings with, or other actions by governmental entities in connection with the sale or conveyance of oil and gas leases or interests therein if the same are customarily obtained contemporaneously with or subsequent to such sale or conveyance;

                (j) production sale contracts, division orders, contracts for sale, purchase, exchange, or processing of Hydrocarbons, unitization and pooling designations, declarations, orders and agreements, operating agreements, agreements of development, area of mutual interest agreements, gas balancing or deferred production agreements, processing agreements, plant agreements, pipeline, gathering and transportation agreements, injection, repressuring and recycling agreements, carbon dioxide purchase or sale agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, and other agreements that are customary in the oil, gas and other mineral exploration and development business or in the business of processing of gas and gas condensate production for the extraction of products therefrom, in each case, that individually or in the aggregate are not such as to interfere materially with the value of any Subject Interest, and do not prevent the Company, as the case may be, from receiving the proceeds of production from such Subject Interest; and, provided that such agreements do not create liens on the Subject Interests other than those permitted under other provisions of this definition;

                (k) all other liens, charges, encumbrances, contracts, agreements, instruments, obligations, defects and irregularities affecting any Subject Interest that individually or in the aggregate are not such as to interfere with the operation, value or use of such Subject Interest, and do not prevent the Company, as the case may be, from receiving the proceeds of production from such Subject Interest; and

                (l) any agreement, contract lease, instrument, permit, amendment or extension entered into by the Company in accordance with Section 8.1.

        "Purchase Price" is defined in Section 3.1.

        "Remediation" means actions taken to correct an Environmental Defect and implement the terms of a written plan that sets forth the actions to be taken to effect any remediation necessary to bring an Asset into compliance with applicable Environmental Laws.

        "Scheduled (Negative) Imbalances" means, with respect to the producing properties to which the Subject Interests are attributable and without duplication, the sum (expressed in Mcfs) of (i) the aggregate make-up, prepaid or other volumes of Hydrocarbons, that the Company was obligated as of the Effective Date, on account of prepayment, advance payment, take-or-pay, gas balancing or similar obligations, to deliver from the Subject Interests after the Effective Date without then or thereafter being entitled to receive full payment therefor and (ii) to the extent same are not covered by clause (i) above, the aggregate pipeline or processing plant imbalances or overdeliveries for which the Company was obligated as of the Date to deliver or pay Hydrocarbons or cash to any pipeline, gatherer, transporter, processor, co-owner or purchaser in connection with any Hydrocarbons attributable to the Subject Interests.

        "Scheduled (Positive) Imbalances" means, with respect to the producing properties to which the Subject Interests are attributable and without duplication, the sum (expressed in Mcfs) of (i) the aggregate make-up, prepaid or other volumes of Hydrocarbons, that the Company was entitled as of the Effective Date, on account of prepayment, advance payment, take-or-pay, gas balancing or similar obligations, to receive from the Subject Interests after the Balance Sheet Effective Date without then or thereafter being obligated to make any payment therefor and (ii) to the extent same are not covered by clause
(i) above, the aggregate pipeline or processing plant imbalances or underdeliveries for which the Company was entitled as of the Effective Date to receive Hydrocarbons or cash from any pipeline, gatherer, transporter, processor, co-owner or purchaser in connection with any Hydrocarbons attributable to the Subject Interests.

        "Stock" is defined in Section 2.1.

        "Subject Interests" means all interests presently owned by the Company or which the Company is or will be entitled to receive by reason of any participation, joint venture, partnership, farm-in, farmout, gas balancing agreement, purchase and sale agreement, operating or other agreement, in and to the oil, gas and/or mineral leases, lands, permits, licenses, concessions, leasehold estates, fee, royalty and overriding royalty interests described in Exhibit A-2.

        "Subject Interests Agreements" are those agreements listed on Schedule 4.28(2).

        "Tax" or "Taxes" means any federal, state, local, foreign and other taxes, assessments, fees and other governmental charges, including without limitation taxes relating to income, gross receipts, net proceeds, alternative or add-on minimum, ad valorem, value added, turnover, sales, use, property (tangible and intangible), stamp, lease, user, excise, duty, franchise, transfer, license, withholding, payroll, employment, fuel, excess profits, occupational, interest equalization, windfall profit, severance, production, and other similar governmental charges (including any interest thereon and any penalties, additions to tax or additional amounts applicable thereto).

        "Tax Claim" is defined in Section 8.3(j).

        "Tax Returns" is defined in Section 4.26(a).

        "Title Defect" is defined in Section 7.1.1(a).

        1.2 Accounting Terms. For the purposes of this Agreement, all accounting terms not otherwise defined in this Agreement will have the meanings assigned to such terms in accordance with GAAP.

        1.3 References to Instruments. Unless the context otherwise indicates, references in this Agreement to a particular section, exhibit or schedule are to the corresponding section of, or the corresponding exhibit or schedule to, this Agreement.

        1.4 Singular and Plural. The definitions contained in Section 1.1 are equally applicable to both the singular and plural form of the terms defined in such Section.


                                   ARTICLE II
                                SALE OF COMPANY

        2.1     SALE AND PURCHASE.

                Subject to the terms and conditions set forth in this Agreement, at the Closing, Buyer will purchase and acquire, and Seller will sell, assign, transfer, convey and deliver to Buyer, in exchange for the Purchase Price (adjusted by the Closing Payment Adjustment), all of the issued and outstanding shares of capital stock of the Company (the "Stock") free and clear of all security interests, liens, adverse claims, proxies, options, stockholders' agreements and other encumbrances. The certificates representing the Stock will be duly endorsed in blank by Seller or accompanied by stock powers duly executed in blank. Seller agrees to cure any deficiencies with respect to the endorsements of the certificates representing the Stock or with respect to the stock powers accompanying any such certificates. At the Closing, Buyer will pay the Purchase Price determined in accordance with
Article III.

        2.2 EXCLUDED ASSETS. At or before Closing Seller will cause the Company to take all actions necessary to convey or distribute to Seller or its nominee the following rights, interests, assets and properties:

                1.      Scott Field, Lafayette Parish, Louisiana; and

                2. The Company's right to receive the first $100,000 attributable to the sale of Oryx Energy Company's seismic at Belle Isle.

                The foregoing rights, interests, assets and properties will not be included in the term "Assets" and are expressly excluded from this Agreement.

        2.3 RESOLUTION OF INTERCOMPANY OBLIGATIONS. Certain intercompany receivables and intercompany payables existed between the Company on the one hand and Seller on the other hand as of the Effective Date. In the ordinary course of the Company's business following the Effective Date and to the Closing Date, changes have occurred and will occur in the amounts of intercompany receivables and intercompany payables.

                        Except as otherwise set forth in this Agreement, all of such intercompany payables and intercompany receivables that exist at the Effective Date will be paid by the Company on the one hand, or the Seller on the other hand, prior to Closing. To the extent practicable, payment may be made by offsetting payables and receivables, with a final net payment by the Company or Seller as applicable. All other intercompany obligations and commitments shall be released at Closing pursuant to the release contemplated by Section 10.2(m).

        2.4 RESOLUTION OF BANK CREDIT AGREEMENT. All outstanding debt, credit, and credit facility agreements of the Company, including that certain Fifteen Million ($15,000,000) Dollar Credit Agreement dated December 27, 1994, by and between Seller, Company, New York Gas Fund I and Christiana Bank Og Kreditkasse, New York Branch, and all mortgages, net profit interests, financing statements and all other security obligations therefor, including but not limited to those instruments identified on Schedule 2.4 attached hereto, shall be discharged or terminated, as evidenced by instruments in recordable form acceptable to Buyer prior to or at the Closing Date, and neither Buyer nor Company on or after the Closing Date shall have any liability therefor.

                                  ARTICLE III
                           PURCHASE PRICE AND PAYMENT

        3.1     PURCHASE PRICE.

                The purchase price that will be payable by Buyer to Seller for the Stock (the "Purchase Price") will be $35,400,000. The Purchase
Price, subject to the Closing Payment Adjustment and such closing adjustments, if any, as are expressly provided for in this Agreement, will be paid by Buyer to Seller at Closing by means of a completed federal funds transfer to the account of Seller, which account number will be given to Buyer by Seller at least 48 hours before the Closing.

        3.2     CLOSING PAYMENT ADJUSTMENT.

                No less than three (3) business days prior to the Closing, Seller shall deliver to Buyer Seller's estimates of Buyer's share of revenue less capital expenditures and expenses attributable to the Subject Interests from the Effective Date (as hereinafter defined) through Closing ("Closing Payment Adjustment"). For purposes of calculating the Closing Payment Adjustment, Seller shall use actual expenses (including royalty, but not Taxes other than severance taxes), capital expenditures, and revenues attributable to the Subject Interests to the extent such information is available and thereafter use its best estimate of such expenses, expenditures and revenues where actual information is not yet available. In the event Buyer disagrees with Seller's estimation of the Closing Payment Adjustment, the parties shall negotiate in good faith to attempt to agree on such estimation. The Closing Payment Adjustment for the purposes of Closing shall be calculated based upon Seller's and Buyer's agreed upon amount. If agreement is not reached prior to the Closing Date, the disputed amount shall be paid without waiver of Buyer's right to pursue arbitration and final adjustment to the Purchase Price pursuant to Section 10.6 hereof.


                                   ARTICLE IV
                            SELLER'S REPRESENTATIONS

        Seller hereby represents and warrants to Buyer that:

        4.1     OWNERSHIP OF THE STOCK.

                Seller owns, beneficially and of record, good and marketable title to the Stock, which constitutes all of the issued and outstanding capital stock of the Company, free and clear of all security interests, liens, adverse claims, proxies, options, stockholders' agreements and other encumbrances. At the Closing, subject to the terms and conditions of this Agreement, Seller will convey to Buyer good and marketable title to all of the Stock, free and clear of all security interests, liens, adverse claims, proxies, options, stockholders' agreements and other encumbrances. There exist no options, warrants, subscriptions, conversion rights, rights of first refusal, or other rights to purchase, or securities convertible into or exchangeable for, capital Stock of the Company.

        4.2     ORGANIZATION AND GOOD STANDING; QUALIFICATION.

                (a) The Seller is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, with all requisite corporate power and authority to carry on the business in which it is engaged, to own the properties it owns, to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

                (b) The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, with all requisite corporate power and authority to carry on the business in which it is engaged and to own the properties it owns. The Company is duly qualified to do business and is in good standing in all jurisdictions where the nature of its business makes such qualification necessary, except for any states wherein the failure to be so qualified or in good standing will not have a material adverse effect on the Company's financial condition.

        4.3 CAPITALIZATION. The authorized capital stock of the Company consists of 100,000 shares of common stock, no stated par value, of which 2,000 shares are issued and outstanding, and no shares of such capital stock are held in the treasury of the Company. All of the issued and outstanding shares of capital stock of the Company are duly authorized, fully paid and nonassessable, and held by Seller.

        4.4 AUTHORIZATION AND VALIDITY. The execution, delivery and performance by Seller of this Agreement and the other agreements contemplated hereby to which Seller is or will be a party, and the consummation by Seller of the transactions contemplated hereby and thereby, have been duly authorized by Seller. This Agreement has been, and each other agreement contemplated hereby to which Seller is or will be a party will as of the Closing Date be, duly executed and delivered by Seller and constitutes or will constitute the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors' rights generally and subject to principles of equity and public policy that affect enforceability of agreements generally. Seller has the full right, power, and authority to make the representations, warranties, covenants, indemnities, and agreements herein.

        4.5     SUBSIDIARIES AND JOINT VENTURES.

                (a) The Company does not own, directly or indirectly, any subsidiary.

                (b) Other than as may be established by any Subject Interest Agreement, the Company does not own, directly or indirectly, any interest in any Joint Venture, nor is it subject to any area of mutual interest ("AMI") arrangement.

        4.6 FINANCIAL STATEMENTS. The Company has furnished to Buyer the Financial Statements, attached as Schedule 4.6. The Financial Statements fairly present, in accordance with GAAP applied on a basis consistent with prior periods, the consolidated financial position and results of operations and cash flow of the Company as of the dates and for the periods indicated. There are no bankruptcy, reorganization or arrangement proceedings pending against, being contemplated by, or to Seller's knowledge threatened against, Seller or Company.

        4.7 NO VIOLATION. Neither the execution, delivery or performance of this Agreement or the other agreements contemplated hereby nor the consummation of the transactions contemplated hereby or thereby will (i) conflict with, or result in a violation or breach of the terms, conditions and provisions of, or constitute a default under, the Articles of Incorporation or Bylaws of Seller or any material agreement, indenture or other instrument under which Seller is bound or (ii) violate or conflict with any judgment, decree, order, statute, rule or regulation of any Governmental Authority having jurisdiction over Seller or Company the properties or assets of Seller or Company.

        4.8 FINDER'S FEE. Neither the Seller nor the Company has incurred any obligation for any finder's, broker's or agent's fee in connection with the transactions contemplated hereby; provided, however, that in the event any such obligation is alleged, Seller shall indemnify and hold Buyer harmless from any loss, cost, or expense with respect thereto.

        4.9 OUTSTANDING DEBT. Except as reflected in the Financial Statements, or incurred in the ordinary course of business since the date thereof, the Company has not incurred or otherwise become subject to any outstanding debt, payables, liabilities or liens of any kind, whether fixed, contingent, matured or unmatured which are material in nature to the Company. Except as set forth in Section 2.4, the Company does not have any currently effective contracts relating to the borrowing of money. The Company is not liable upon or with respect to, or obligated in any other way to provide funds in respect of or to guarantee, any debt, obligation or dividend of any person, corporation, association, partnership, joint venture, trust or other entity, nor are its Assets security therefor. There are not any currently effective letters of credit or escrow or trust agreements to which the Company is a party or otherwise liable (whether contingently or absolutely). As of the Closing Date there shall be no debts, liabilities or other obligations of any material nature, whether accrued, absolute, contingent or otherwise, of the Company.

        4.10 PENDING CLAIMS. Except for (i) the pending royalty audit by the Louisiana State Mineral Board (ii) the pending dispute between Seller and Texaco, Inc. with respect to the liability of TESLA Resources, Inc. for invoices rendered during the first six months of 1995 for West Cote Blanche Bay Field, and (iii) the Limited Partnership Suit, there are no suits, legal actions, claims, demands, tax liens, or controversies, no governmental proceeding or investigation, or no administrative, conservation, regulatory or arbitration proceedings pending, or, to the best of Seller's knowledge, threatened against Seller, Company, or the Subject Interests, or involving the Subject Interests Agreements, before any court, or by or before any governmental commission, bureau or any regulatory authority, that if decided adversely to the interest of Seller or Company could adversely affect Seller or the Company, any of the Subject Interests or the rights of Buyer under this Agreement or the documents to be delivered at the Closing. Neither the Seller nor Company has knowledge of any set of facts or situation that is reasonably likely to give rise to any such suit, action, proceeding or investigation that is reasonably likely to result in an uninsured liability of the Company in excess of $25,000. Neither the Seller nor Company is (i) subject to any material continuing court or administrative order, writ, injunction or decree applicable specifically to Company or to its respective business, Assets, operations or employees or (ii) in default with respect to any such order, writ, injunction or decree.

        4.11 ACCURACY OF RECORDS FURNISHED. To the best of Seller's knowledge, the production, lease operating expense, technical, and operational records and reports furnished to Buyer by the Company in connection with the transactions contemplated hereby are accurate and complete in all material respects. All material environmental, health and OSHA files, reports and audits in the possession of Company or Seller have been furnished to Buyer for review. The reserve reports furnished to Buyer are based upon and comport with The Huddleston Reserve Report dated January 24, 1996.

        4.12 BANKS. Except as reflected on Schedule 4.12 attached hereto, as of the Closing Date, Company shall not have any bank accounts, credit line, safe deposit box or vault or maintain any banking relations.

        4.13    PUBLIC UTILITY HOLDING COMPANY ACT.  Company is not a
"holding company" or a "subsidiary company" of a "holding company," or an affiliate of a "holding company" or a "subsidiary company" of a "holding company," in each case within the meaning of the Public Utility Holding Company Act of 1935, as amended.

        4.14 INVESTMENT COMPANY ACT. Company is not an "investment company" or a company "controlled" by an "investment company," in each case within the meaning of the Investment Company Act of 1940, as amended.

        4.15 GAS IMBALANCES. Schedule 4.15 contains a list accurate in all material aspects of all Scheduled (Negative) Imbalances and all Scheduled (Positive) Imbalances as of the Effective Date.

        4.16    EMPLOYEE MATTERS.

                (a) Employee Policies and Procedures. Subject to applicable Law, all employee manuals, policies, procedures and work-related rules that apply to employees of the Company can be amended or terminated at will by the Company.

                (b) Discrimination. The Company has not received any written claim of any unfair labor practice or illegal discrimination on the basis of race, color, religion, sex, national origin, age or handicap in its employment conditions or practices. To the best of Seller's knowledge, the Company has not engaged in any unfair labor practice or illegal discrimination on the basis of race, color, religion, sex, national origin, age or handicap in its employment conditions or practices.

                (c) Labor Matters. (i) There are no controversies pending or, to the knowledge of Seller, threatened, between the

Company and any person who performs services for the Company on a contract or other basis, which controversies could have a material adverse effect on the Company, (ii) the Company is not a party to any collective bargaining agreement or other labor union contract applicable to persons who perform services for the Company on a contract or other basis; and (iii) neither the Company nor Seller have any knowledge of any strikes, slowdowns, work stoppages, lockouts or threats thereof, by or with respect to any persons who perform services for the Company on a contract or other basis that could have a material adverse effect on the Company.

                (d) Company Employees. Buyer is assuming no obligations to any employee of the Company or Seller, and as of Closing Date the Company will have no employees.

        4.17 COMMITMENTS. To the best of Seller's knowledge, the Company is not in default under, nor has any event occurred that with the giving of notice or lapse of time or both would constitute a default by the Company under any material contract or arrangement that involves the payment of money.

        4.18 INSURANCE. The Company carries property, liability, workers' compensation and such other types of insurance as is customary in the industry of the insured for a company of its size and activity. All of the policies under which such insurance is provided are valid and enforceable policies, issued by insurers of recognized responsibility in amounts and against such risks and losses as is customary in the industry of the insured. Such insurance will be outstanding and duly in force without interruption up to the Closing Date.

        4.19 COMPLIANCE WITH LAWS. To the best of Seller's knowledge, the Company has complied with all Laws and has filed with the proper authorities all necessary statements and reports the failure to comply with or to file would have a material adverse effect on the Company, there are no existing material violations by the Company or Seller of any Law that would adversely affect the property or business of the Company, the Company possesses all necessary material licenses, franchises, permits and governmental authorizations, in full force and effect, to conduct its business as now conducted (collectively, "Governmental Authorizations"), the Company is not in material violation of any Governmental Authorization, and no proceeding is pending, or to the knowledge of Seller or the Company, threatened, which purports to challenge, revoke or limit any Governmental Authorization.

        4.20 BOOKS OF ACCOUNT. The books of account of the Company have been kept accurately in all material respects in the ordinary course of business, the transactions entered therein represent bona fide transactions and the revenues, expenses, assets and liabilities of the Company have been properly recorded in such books, all in conformity with GAAP or Securities and Exchange Commission rules.

        4.21 PAYOUT BALANCES. The payout balances with respect to any of the Assets that are subject to future change on account of reversionary interests, non-consent penalties or similar agreements or arrangements set forth on
Schedule 4.21 are correct as of the dates shown thereon; provided however, they are subject to audits between Operator and non-operator.

        4.22 DERIVATIVES. The Company is not, nor has it been since the Effective Date, a party to any interest rate swap or other derivative product, oil and gas swap, collar, futures, hedging or similar agreement.

        4.23 HYDROCARBON SALE CONTRACTS. The Assets are not subject to any call on production or contract for the sale of Hydrocarbons, except those contracts for the sale of Hydrocarbons that are listed on Exhibit A-2 and
Schedule 4.28(2). As of the Effective Date, there existed no claims that have been asserted against the Company by oil or gas purchasers for any refund with respect to proceeds from the sale of Hydrocarbons produced from the Assets. The Company is currently receiving, with respect to Hydrocarbons produced from all of the Assets, the prices provided for under the applicable contract governing the purchase of the Hydrocarbons. No person has any call upon, option to purchase, or other right with respect to the Company's share of production from the Assets, whether upon the transfer of any of the Assets or otherwise. The Company as of the Closing Date has not incurred any gas pipeline nominations penalties for nominations made prior to Closing.

        4.24 CONSENTS. Except for filings and approvals required under the Hart-Scott Act, no consent, preferential right waiver, authorization, exemption, franchise, approval, permit or license of, or filing with, any Governmental Authority or third party is required to authorize, or is required in connection with, the execution, delivery and performance of this Agreement or the other agreements contemplated hereby or the performance of the obligations contemplated hereby or thereby by or on the part of the Company or Seller.

        4.25 CONTRACTS TO WHICH COMPANY IS A PARTY. Except for contracts which have had and will have no material adverse effect on Company, Company is not a party to any contracts except those listed on Exhibit A-2 and Schedule 4.28(2). As of Closing, neither Buyer nor Company shall have any obligations or liability under that certain agreement by and among Company, ENCAP Gas Fund Partnership, and Tenneco Ventures Corporation, dated April 1, 1995.

        4.26    EMPLOYEE BENEFIT PLANS.

                (a) Identification. The Company has no written employee benefit plan. The employees of the Company have been participating in Seller's 401(K) plan (the "Employee Benefit Plan"), although that plan inadvertently stated that no employees of any affiliated company would be participating in that plan. Seller shall indemnify and hold harmless Buyer concerning same, as further set forth in Exhibit B. No unwritten amendment exists with respect to the Employee Benefit Plan.

                (b) Compliance. To the best of Seller's knowledge, (i) the Employee Benefit Plan has been administered and maintained in compliance with all Laws, (ii) the Employee Benefit Plan is not currently the subject of an audit, investigation, enforcement action or other similar proceeding conducted by any Governmental Authority, (iii) no prohibited transactions (within the meaning of Section 4975 of the Code) have occurred with respect to the Employee Benefit Plan, and (iv) no pending or, to the knowledge of Seller, threatened claims, suits or other proceedings exist with respect to the Employee Benefit Plan other than normal benefit claims filed by participants or beneficiaries.

                (c) Qualification. A favorable determination letter or ruling has been received from the Internal Revenue Service as to the current qualified status of the Employee Benefit Plan intended to be qualified within the meaning of Section 401(a) of the Code and/or tax-exempt within the meaning of Section 501(a) of the Code. No proceedings exist or, to Seller's knowledge, have been threatened that would result in the revocation of any such favorable determination letter or ruling.

                (d) Funding Status. No accumulated funding deficiency (within the meaning of Section 412 of the Code), whether waived or unwaived, exists with respect to the Employee Benefit Plan. The assets of the Employee Benefit Plan are at least equal to the liabilities that result if all employees were fully vested and terminated employment and the plan is terminated as of the Closing Date.

                (e) Multiemployer Plans. The Company is not nor ever has been obligated to contribute to a multiemployer plan within the meaning of
Section 3(37) of ERISA.

                (f) PBGC. No facts or circumstances exist that would result in the imposition of liability against Buyer, Seller, or Company by the Pension Benefit Guaranty Corporation. No reportable event (within the meaning of Section 4043 of ERISA) for which the notice requirement has not been waived has occurred with respect to any Employee Benefit Plan subject to the requirements of Title IV of ERISA.

                (g) Retirees. The Company has no obligation or commitment to provide medical, dental, or life insurance benefits to or on behalf of any of its employees who may retire or any of its former employees who have retired from employment with the Company, including those receiving disability benefits.

                (h) As of the Closing Date, the Company will have no employees, nor will it owe any wages, salaries, or benefits of any type.

        4.27    TAXES.

                (a) Filing of Tax Returns. The Company has duly and timely filed or will duly and timely file (in accordance with any extensions duly granted by the appropriate governmental agency, if applicable) with the appropriate governmental agencies all returns (including information returns) and reports, including all schedules or attachments thereto, required by the United States or any state or any political subdivision thereof or any foreign jurisdiction to be filed on or before the Closing Date by the Company in connection with any Tax ("Tax Returns"). All such Tax Returns are, or will be, complete and accurate and properly reflect the Taxes of the Company for the periods covered hereby. Seller has duly and timely filed or will duly and timely file (in accordance with any extensions duly granted by the appropriate governmental agency, if applicable) all consolidated and combined unitary Tax Returns required to be filed for each taxable period through and including the Closing Date which Tax Returns were required to include the Company. All such Tax Returns are, or will be, complete and accurate and properly reflect the Taxes of the Seller for the periods covered thereby.

                (b) Payment of Taxes. Seller and the Company have paid or accrued all Taxes that have become due with respect to any Tax Returns that they have filed.

                (c) No Pending Deficiencies, Delinquencies, Assessments or Audits. No Tax deficiency or delinquency has been asserted against the Company; there is no unpaid assessment, proposal for additional Taxes, deficiency or delinquency in the payment of any of the Taxes of the Company that, to the knowledge of Seller, could be asserted by any Tax authority; there is no Tax authority audit of the Company pending and the results of any completed audits are properly reflected in the Financial Statements; the Company has no disallowed Tax audit items; the Company has not violated any federal, state, local or foreign Tax law, except where such violation would not have a material adverse effect; and there are no pending claims for refund of Taxes filed by the Company. Neither Seller nor Company has extended the statute of limitations.

                (d) Tax Liens. There are no liens for Taxes upon any assets of the Company other than statutory liens for Taxes not yet delinquent.

                (e) All Withholding Requirements Satisfied. All monies required to be withheld by the Company and paid to governmental agencies for all Taxes (including any amounts required to be withheld pursuant to Sections 1441 through 1446 of the Code) have been (i) collected or withheld and either paid to the respective governmental agencies or set aside in accounts for such purpose or (ii) properly reflected in the Financial Statements.

                (f) Request for Rulings. There are no outstanding requests for rulings with any Tax or revenue authority that would have a material adverse effect on the operations of the Company.

                (g) Partnerships. Except as set forth in Schedule 4.26(g), the Company owns no interest in any entity that is characterized as a partnership under the Code.

                (h) Sales and Use Tax. Seller and Company will avail itself of Louisiana's occasional sales and use tax exemption.

        4.28 SUBJECT INTERESTS. To the best of Seller's knowledge, with respect to each of the Subject Interests:

                (1) All royalties, rentals, shut-in payments and other payments due with respect to such Subject Interests have been properly and timely paid, except for payments held in suspense for title or other reasons which are customary in the industry and which will not result in grounds for a cancellation of the rights of the Company in such Subject Interests;

                (2) The Company is not in material default under the terms of any lease, farmout agreements or other contracts or agreements respecting such Subject Interests, including those listed on Schedule 4.28(2) (the "Subject Interests Agreements"), which could (i) interfere with the operation, value or use thereof, (ii) prevent the Company from receiving the proceeds of production attributable to their interest therein, and (iii) result in cancellation of the interest of the Company therein;

                (3) The Company is not obligated by virtue of any material gas imbalance, prepayment or advance payment arrangement under any contract for the sale of production of hydrocarbons, or under any other agreements, including any "take-or-pay" or similar arrangement, to deliver any volume of hydrocarbons produced from or attributable to such Subject Interests, without then or thereafter being entitled to receive payment therefor or to deliver any volume of hydrocarbons at a reduced or prearranged price and the Company has not received any "take-or-pay" production or similar payment that is subject to refund or recoupment in cash;

                (4) All ad valorem, property, production, severance and other taxes based on or measured by the ownership of such Subject Interests or the production of oil and gas therefrom have been properly and timely paid;

                (5) As of the Closing, the Subject Interests shall not be subject to any net profits interests, overriding royalty interests, production payments, or other carved out mineral interests created by Seller or Company that would decrease the net revenue interest percentages reflected on Exhibit A-2.

                (6) The Subject Interests have been operated in all material respects in accordance with all rules and regulations of all governmental authorities having or asserting jurisdiction relating to the ownership and operation of the Subject Interests, including the production of hydrocarbons attributable thereto, and are not presently subject to reduced allowables or other penalties on account of overproduction or otherwise.

                (7) No fire, explosion, accident, earthquake, act of public enemy, or other casualty (regardless of whether covered by insurance) adversely affecting any material portion of the Subject Interests or the operation thereof, or adversely affecting the ability of Seller or Company to perform its obligations under this Agreement or the Exhibits hereto, has occurred in the last 180 days.

                (8) Seller or Company or the Operator has obtained all material permits, licenses and other authorizations which are presently required under federal, state and local laws with respect to pollution or protection of the environment relating to the Subject Interests, including laws relating to actual or threatened emissions, discharges or releases of pollutants, raw materials, products, contaminants or hazardous or toxic or materials or wastes into ambient air, surface water, ground water or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants or hazardous or toxic materials or wastes, the failure of which to obtain would affect the value, use of operation of any of the Subject Interests; and neither Seller nor Company has received notice of any violation of or investigation relating to any federal, state or local laws with respect to pollution or protection of the environment relating to the Subject Interests. None of the operations of Seller or Company or its predecessors relating to the Subject Interests is now subject to federal or state investigation evaluating whether any remedial action involving material expenditure is needed to respond to a release or discharge of any toxic or hazardous waste or substance into the environment, and neither Seller nor Company has any material contingent liability in connection with any release or discharge of any toxic or hazardous waste or substance into the environment from Seller's Subject Interests.

                (9) All material contract rights, leases and leaseholds to be transferred to Buyer hereunder are in full force and effect according to their respective terms.

                (10) Except as set forth in Section 2.4 or referenced in 4.9, neither Seller nor Company nor its predecessors in title have created nor does there presently exist under any contract or by operation of law any liens, pledges, mortgages, installment obligations, encumbrances or other burdens in or on the Subject Interests, so as to reduce the Net Revenue Interests or increase the Working Interests set out on Exhibit A-2.

                (11) Since the Effective Date neither Seller nor Company has received any notice of any proposed or contemplated modifications of any existing drilling or production unit or units or the establishment of new drilling or production units affecting the Subject Interests or amendments to or modifications or revisions of the unit order or orders establishing same which would have an adverse impact upon the Subject Interests to be conveyed pursuant to this Agreement.

                (12) Seller or Company has paid or will pay all bills, debts, expenses or charges relating to the Subject Interests as of the Closing in the normal course of its business operations; provided, however, Seller and Company shall have the right to question and reject the payment of any such bill, debt, expense, or charge which would be so treated in the normal course of business, and, Seller shall indemnify and hold Buyer harmless from any loss as a result thereof.

                (13) All proceeds of production attributable to the Subject Interests are currently being paid directly to Seller or Company or its authorized agent without the furnishing of indemnity other than the customary warranty contained in the division orders, transfer orders or gas sale contracts that have been furnished to Buyer and no portion of such proceeds are being held in suspense.

                (14) Seller represents that Company's working interest and net revenue interest in each of the Subject Interests are as reflected on Exhibit "A-2" hereto. Exhibit "A-2" sets forth a true and complete description of the Subject Interests.

                (15) To the best of Sellers' knowledge, all wells, platforms, fixtures, facilities, personal property and equipment owned or leased by the Company or which it has the right to use are adequate for normal operations in accordance with standard industry practice in the areas in which they are operated; however, Seller makes no representation or warranty whatsoever, either express or implied, as to the condition of such items including their fitness for any particular purpose whatsoever.

                (16) Subject to Article 11.1, Company has succeeded fully to all right, title, and interest of Seller in and to the Subject Interests and the Subject Interests Agreements.

                (17) Seller has made available for examination all applicable written agreements, correspondence, or other documents of which Seller is aware that materially affect the Subject Interests, including, but not limited to, applicable operating agreements, joint venture agreements, tax partnership agreements, product purchase and sale agreements, farmout agreements, processing agreements, seismic ownership and licensing agreements, and "area of mutual interest" agreements.

                (18) The Company owns 3D Data over and around West Cote Blanche Bay Field which was acquired under Agreement for Geophysical Work between Texaco Exploration and Production, Inc., Seller, and Tesla Resources, Inc. executed by Seller on June 25, 1991.

        4.29 REPRESENTATIONS TRUE AT CLOSING. All representations made by Seller in this Article IV will be true on the Closing Date.


                                   ARTICLE V
                            BUYER'S REPRESENTATIONS

        Buyer represents to Seller that:

        5.1 ORGANIZATION AND GOOD STANDING. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with all requisite corporate power and authority to carry on the business in which it is engaged, to own the properties it owns, to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

        5.2 AUTHORIZATION AND VALIDITY. The execution, delivery and performance by Buyer of this Agreement and the other agreements contemplated hereby to which Buyer is or will be a party, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by Buyer. This Agreement has been, and each other agreement contemplated hereby to which Buyer is or will be a party will as of the Closing Date be, duly executed and delivered by Buyer and constitutes or will constitute legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms, except as may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors' rights generally and subject to principles of equity and public policy that affect enforceability of agreements generally.

        5.3 NO VIOLATION. Neither the execution, delivery or performance of this Agreement or the other agreements contemplated hereby nor the consummation of the transactions contemplated hereby or thereby will (i) conflict with, or result in a violation or breach of the terms, conditions and provisions of, or constitute a default under, the Articles of Incorporation or Bylaws of Buyer or any material agreement, indenture or other instrument under which Buyer is bound or (ii) violate or conflict with any judgment, decree, order, statute, rule or regulation of any Governmental Authority having jurisdiction over Buyer or the properties or assets of Buyer.

        5.4 FINDER'S FEE. Buyer has not incurred any obligation for any finder's, broker's or agent's fee in connection with the transactions contemplated hereby.

        5.5 ABSENCE OF BANKRUPTCY PROCEEDINGS. There are no bankruptcy, reorganization or arrangement proceedings pending against, being contemplated by, or to Buyer's knowledge threatened against, Buyer.


                                   ARTICLE VI
              ACCESS TO INFORMATION AND INSPECTION; DUE DILIGENCE

        6.1 RECORDS AND FILES. From the date hereof until the Closing Date, Seller and Company will give or cause to be given to Buyer and its representatives at reasonable times during normal business hours reasonable (i) access to examine, at their actual location, all Assets and all accounting records, payments, receipts, books, records, abstracts of title, title opinions, title files, federal and state tax returns and records, ownership maps, lease files, assignments, division orders and agreements pertaining to the Company and the Assets insofar as the same may now be in existence and in the possession or control of Seller or the Company, and (ii) opportunity to interview the employees and representatives of Seller or the Company regarding the Assets and the business of the Company.

        6.2 OTHER FILES. Prior to Closing, Seller will make available to Buyer for inspection by Buyer at reasonable times during normal business hours at their actual location, all geological, seismic, geophysical, production and engineering books, records and data in possession or control of Seller or the Company pertaining to the Assets, except for records or data that Seller or the Company is prevented by contractual obligations with third parties from disclosing to Buyer.

        6.3 ENVIRONMENTAL ASSESSMENT AND INSPECTION. From the date hereof until the Closing Date, Buyer shall have the right (subject to third party operator approval, which Seller will use reasonable efforts to obtain) to make an environmental assessment of the Assets. Buyer and its agents shall have the right (subject to third party operator approval, which Seller will use reasonable efforts to obtain) to enter upon the Assets and all facilities thereon at reasonable times and at Buyer's sole risk, cost and expense, for the purpose of conducting reasonable inspections of the same, conduct soil and water tests and borings, and generally conduct such tests, examinations, investigations and studies as may be necessary or appropriate for the preparation of appropriate engineering and other reports in relation to the Assets, their environmental condition and the presence of hazardous substances; provided, however, Buyer shall repair any damage to the Assets resulting from such inspections or tests and Buyer does hereby indemnify and hold harmless Seller or the Company from and against any and all losses, costs, damages, obligations, claims, liabilities, expenses or causes of action to the extent attributable to Buyer's inspection of the Assets or tests, including, without limitation, claims for personal injuries, property damage and reasonable attorney fees (except to the extent caused by the gross negligence
or willful misconduct of the Company or Seller).   Buyer shall promptly furnish
to the Seller a copy of any report rendered to Buyer with respect to the environmental condition of the Assets, unless otherwise prohibited by contract.

        6.4 CONFIDENTIALITY AGREEMENT. Until the execution hereof, all information made available to Buyer pursuant to this Agreement will be maintained confidential by Buyer as provided in that certain letter agreement regarding confidentiality dated December 12, 1995, between the Company and Buyer (the "Confidentiality Agreement"), the terms of which are incorporated into this Agreement by reference and made a part hereof as if the references to "we" and "us" used therein included Seller within the meaning of such terms. Buyer will further take whatever steps may be necessary to ensure that Buyer's employees, consultants and agents comply with the provisions of this Article VI and the provisions of the Confidentiality Agreement.

        6.5 GEOPHYSICAL DATA. For purposes of this Agreement, seismic and geophysical records and data will include (to the extent in existence and in the possession or control of the Company or Seller and regardless of whether pertaining to the Subject Interests), but not be limited to, seismic tapes in archival quality (SEGY format tapes) media for all versions and vintages of 3D (subject to the physical availability and format availability), maps, observer's logs, surveyor's notes, base maps showing shot point locations and all other information necessary to allow complete reprocessing thereof, subject to the limitations to contractual obligations with third parties.


                                  ARTICLE VII
                     TITLE, ENVIRONMENTAL AND OTHER MATTERS

        7.1     BUYER'S TITLE AND ENVIRONMENTAL REVIEW.

        7.1.1           TITLE REVIEW.

                (a) Title Defects. For the purposes of this Agreement, a portion of the Subject Interests will be deemed to have a "Title Defect" if the following statement is untrue with respect to such portion of the Subject Interests as of the Effective Date and as of the Closing
Date:

                      The Company has Defensible Title thereto;
         provided that the Company will not be deemed to lack Defensible Title under this Section for failure to pay royalties, rentals or other payments with respect to a Subject Interest or by reason of default under the Subject Interest Agreements or any lease, farmout agreement or other contract or agreement with respect to a Subject Interest, although the same may constitute a breach of a warranty or representation under Article IV.

                (b) Notice of Title Defects. Not later than five (5) days before the Closing Date, Buyer will notify Seller in writing of any matters that, in Buyer's reasonable opinion, constitute Title Defects with respect to the Company's title to all or any portion of the Subject Interests. Buyer's failure to timely raise a Title Defect five (5) days prior to Closing constitutes a waiver of any such Defect, except with respect to a matter covered by any applicable warranty or representation of Seller under Article IV.

                (c) Seller's Right to Cure Title Defects and Effect of Failure to Cure. Seller will have until the Closing Date, at its cost and expense, if it so elects, but without obligation, to cure all or a portion of asserted Title Defects. If Seller within such time fails or refuses to cure the Title Defects of which Buyer has given timely written notice as required above, Buyer will elect by written notice to Seller, as Buyer's sole and exclusive remedy, either to (x) obtain a refund from Seller of an agreed portion of the Purchase Price, if in Buyer's opinion the amount attributable to the Title Defects is less than 3% of the Purchase Price but more than 1%, or
(y) terminate this Agreement without further liability if the amount is greater than 3% (which right to terminate Seller also has under this circumstance), or
(z) alternative to either, proceed to Closing and submit the matter to arbitration in accordance with Exhibit A-1.

        7.1.2           ENVIRONMENTAL REVIEW.

                (a) Notice of Environmental Defects. Subject to Section 10.6, not later than five (5) days before the Closing Date, Buyer will notify Seller in writing of any matters that, in Buyer's reasonable opinion, constitute Environmental Defects with respect to all or any portion of the Assets. Buyer's failure to timely raise an Environmental Defect five (5) days prior to Closing shall constitute a waiver of any such defect, except with respect to any applicable warranty or representation of Seller under Article IV.

                (b) Method of Determining Environmental Defect Amounts. In the event of an Environmental Defect, if Buyer's cost of Remediation attributable to such Environmental Defect is less than 1% of the Purchase Price but more than .1%, Buyer shall be entitled to a refund of a portion of the Purchase Price. If Buyer's cost of Remediation in Buyer's opinion is in excess of 1% of the Purchase Price, Buyer shall have the right to terminate this Agreement without further liability unless Seller either agrees (i) to promptly remediate such defect, or (ii) defend, indemnify, and hold Buyer and Company harmless for same. Any disputes between Buyer and Seller concerning the existence of an Environmental Defect and/or the Environmental Defect amount shall be subject to arbitration in accordance with Exhibit A-1.

                (c) Contribution. If Buyer or the Company have any claim for or right of contribution, reimbursement or other similar action against any third party with respect to an Environmental Defect that causes Seller to be required to refund a portion of the Purchase Price to Buyer, then Buyer or the Company shall assign a pro rata portion of such right to Seller (based upon the ultimate liability paid by each of Buyer and Seller with respect to such Environmental Defect) and will assist Seller in pursuing such claim against the third party; provided that Buyer will not be obligated to bear any outpocket third-party costs in respect of such claim.

                (d) Seller shall defend, indemnify, and hold Buyer harmless for all liability under Environmental Laws of the Company unrelated to the Subject Interests for periods prior to the Effective Date.

        7.2     ARBITRATION.

                (a) Notwithstanding anything herein provided to the contrary, Seller shall be entitled to cure any Defect at any time prior to the point in time when a final and binding written decision of the applicable arbitrator(s) is made with respect thereto in accordance with the Arbitration Procedures. The amount of any refund of a portion of the Purchase Price to which Buyer becomes entitled under the final and binding written decision of the applicable arbitrator(s) shall be promptly refunded by Seller to Buyer.

                (b) Buyer and Seller will each use their reasonable efforts to cause the completion of any Arbitration Procedures within 90 days after the appointment of arbitrator in accordance with the Arbitration Procedures.


                                  ARTICLE VIII
                                OTHER AGREEMENTS

        8.1 COVENANTS OF SELLER PENDING CLOSING. From and after the date of this Agreement and until the Closing, Seller will cause the Company to conduct its business in the ordinary course consistent with past practices. In addition, from and after the date of this Agreement and until the Closing, except as contemplated by this Agreement or otherwise consented to by Buyer in writing, and subject to Section 8.2 below and the constraints of applicable operating and other agreements:

                (a) Capital Expenditures. Seller will use reasonable efforts to prevent the Company from making any capital expenditures (with respect to the Company's net working interest) relating to the Company's business and within the Company's current capital budget as provided to Buyer that, singly or in the aggregate with respect to any single project, exceed $25,000, except in connection with the performance by Seller or the Company of an obligation or agreement existing on the date of this Agreement or pursuant to this Agreement. Nevertheless, Buyer shall be deemed to have nonconsented any AFE or capital expenditure request if it has not advised Seller of its consent within fifteen (15) days of receipt of written notification thereof.

                (b) Business Operations. Seller will use reasonable efforts to cause the Subject Interests to be developed, maintained and/or operated in a manner consistent with past practices of the Company, and in the ordinary course of business. Seller will use reasonable efforts to cause the Company to continue the marketing of Hydrocarbons from the Assets consistent with past practices. Seller will use reasonable efforts not to, and will use reasonable efforts to cause the Company not to, take or fail to take any action (except at the instruction of Buyer or as required by Section 8.1) that would cause or permit any of the representations made in Article IV to be inaccurate at the time of Closing. Seller will use reasonable efforts to cause the Company to provide Buyer, as soon as reasonably practicable following receipt by the Company, with copies of all written proposals for drilling or other operations proposed in writing by third parties with respect to proposals involving the expenditure of more than $25,000 net to the Company's interest per proposal, and provide Buyer with such proposals made by the Company at the time they are sent to third persons, except to the extent any such proposals may be restricted from disclosure by contractual obligations with third parties. Seller will use reasonable efforts to cause the Company to timely pay all costs and expenses incurred in connection with the Assets, except to the extent contested in good faith utilizing appropriate action, and otherwise to keep the Assets free of liens (except for Permitted Encumbrances).

                (c) Material Change. Seller will promptly inform Buyer in writing of any material adverse change in the financial condition, operations, Assets, liabilities (contingent or otherwise), business or prospects of the Company. Notwithstanding the disclosure to Buyer of any such material adverse change, Seller will not be relieved of any liability for, nor will the providing of such information by Seller to Buyer be deemed a waiver by Buyer of, the breach, if any, of any representation or warranty of Seller contained in this Agreement.

                (d) Contracts. Seller will use reasonable efforts to cause the Company to perform all material obligations of the Company under any material contract. Seller will use reasonable efforts to insure that the Company will not waive any material right or cancel any material contract, debt or claim or assume or enter into any material contract, lease, license, obligation, indebtedness, commitment, purchase or sale except in a manner consistent with past practices of the Company, as appropriate, and in the ordinary course of business, except with the written consent of Buyer. Seller will cause the Company to maintain in full force and effect all insurance policies.

                (e) Capital Assets. Seller will use reasonable efforts to insure that the Company will not acquire or dispose of any material capital asset.

                        (i) Mortgages, Liens and Guaranties. Seller will insure that the Company does not make any material capital contribution or investment in any corporation, business or other person, enter into or assume any mortgage, pledge, conditional sale or other title retention agreement, permit any security interest, lien, encumbrance or claim of any kind to attach to any of the Assets, whether now owned or hereafter acquired, or guarantee or otherwise become contingently liable for any obligation of another, except obligations arising by reason of endorsement for collection and other similar transactions in a manner consistent with past practices of the Company, and in the ordinary course of business.

                (f) Distributions and Repurchases. Subject to Sections 2.2 and 2.3, Seller will insure that no distribution, payment or dividend of any kind is declared or paid by the Company, and no repurchase of any Stock is approved or effected.

                (g) Notices. Seller will use reasonable efforts to cause the Company to promptly notify Buyer of any notice or threatened notice of which Seller or the Company becomes aware relating to any default, inquiry into any possible default or action to alter, terminate, rescind or procure a judicial reformation of any material lease or other material contract or any provision thereof. The Seller will use reasonable efforts to cause the Company to notify promptly Buyer of any new suits, actions or other proceedings before any court, arbitrator or governmental agency and any causes of action involving the Assets and that would materially impair the value of the Assets.

                (h) Production Declines. Prior to the Closing, Seller will promptly furnish to Buyer on a weekly basis production data relative to the Subject Interests for the preceding week.

                (i) Casualty and Condemnation. Seller will use reasonable efforts to cause the Company to promptly notify Buyer of any material loss or destruction by fire, explosion, accident, earthquake, act of the public enemy, act of God or other similar casualty affecting any of the Assets of which Seller or the Company becomes aware.

        8.2 NO SOLICITATION. From and after the execution date of this Agreement until Closing, Seller will not participate in any discussions with, solicit offers from, or negotiate with, any party other than Buyer for the purpose of selling any of the Assets or merging Seller or the Company.

        8.3     TAX MATTERS.

                (a) Preparation and Filing of Certain Tax Returns. At the appropriate time (taking into account all extensions of time relating to any filing) after the Closing Date, Seller shall prepare and file all appropriate federal and state consolidated and combined unitary Tax Returns for all Tax periods which include on a consolidated or combined unitary basis the business and operations of the Company (the "Operations") through the end of business on the Closing Date (the "Pre-Closing Date Periods"). Seller shall have no responsibility for filing Tax Returns for the Company for taxable periods beginning after the Closing Date (the "Post Closing Date") and the Buyer shall prepare and file such returns. Seller will include the income of the Company for all Pre-Closing Date Periods on Seller's consolidated and combined unitary Tax Returns and pay all Taxes attributable thereto. The income of the Company shall be apportioned among the Pre-Closing Periods and the Post-Closing Periods by closing the books of the Company as of the end of the Closing Date, with Buyer entitled to Post-Effective Date income.

                (b) Payment and Indemnity of Taxes Described in Section 8.3(a). Seller shall pay or cause to be paid all Taxes due with respect to operations and ownership of the Company and any income earned or recognized in taxable years which include on a consolidated or combined unitary basis, the Operations during the Pre-Closing Date Periods, subject to Buyer's obligation to reimburse Seller for taxes due by the Company on income between the Effective Date and Closing. Seller shall indemnify, defend and hold harmless Buyer and its affiliates from and against any liability for any Taxes of Seller or the Company for Pre-Effective Date periods, and Seller shall be entitled to all refunds of such Taxes. Seller shall also be liable for tax penalties and interest with respect to Tax Returns filed and Taxes paid for the period between the Effective Date and Closing. Subject to the foregoing, Buyer shall be liable for, and shall indemnify, defend and hold harmless Seller and its affiliates from and against any Taxes of the Company for Post-Effective Date periods, and Buyer shall be entitled to all refunds of such Taxes. Seller shall also be responsible for any taxes imposed on Seller or Company as a result of the payment, release, or cancellation of any intercompany payable or receivable pursuant to Article 10.3(m) and 2.3.

                (c) State and Local Sales or Use Tax. Seller shall be responsible for any state and local sales or use taxes that may arise from the consummation of the transactions contemplated by this agreement. Seller shall avail itself of Louisiana's occasional sales and use tax exemption for Louisiana sales and use tax.

                (d) Termination of Tax Sharing Agreements. Effective as of midnight, December 31, 1995, all liabilities and obligations between Seller and the Company under any tax allocation agreement or arrangement in effect shall be extinguished in full, and any liabilities or rights existing under any such agreement or arrangement shall cease to exist and shall no longer be enforceable, except for amounts reflected in the Financial Statements. Accordingly, Seller shall not make any payments to Buyer or the Company in the event that Seller, or any of their affiliates other than the Company realizes a reduction in Taxes as a result of the inclusion of the Company in a consolidated or combined unitary Tax

Return of Seller for any taxable year or period ending on or before the Closing Date.

                (e) Section 338 Election. At Buyer's option, Seller and Buyer agree to make valid elections under Section 338(h)(10) and Section 338(g) of the Code, satisfactory to Buyer, as set forth on Exhibit C, and any similar state law tax election in all applicable states with respect to the Company. Seller and Buyer shall attach hereto completed and executed copies of Form 8023-A and required schedules thereto (the "Form") and Seller and Buyer agree to take all other action and file all other necessary reports to elect validly pursuant to Section 338(h)(10) of the Code. Buyer and Seller shall each file a copy of the Form in a timely manner and shall provide assurance to the other party that it has done so. Nothing in this paragraph shall be construed as requiring that either Seller or Buyer hire appraisers or otherwise incur out-of-pocket expenses in order to reach agreement as to any of the allocations described above.

                (f) Cooperation. After the Closing Date, Buyer and Seller, shall cooperate in the preparation of all Tax Returns (including any statements, reports or returns required as a result of the elections made under
Section 338 of the Code) and responses to Tax audits and shall preserve and provide, or cause to be provided, to the requesting party any records or other information requested by such party in connection therewith as well as access to, and the cooperation with, the auditors of Buyer and Seller. Each of Seller and Buyer shall provide notice within 25 days in writing to the other of any pending Tax audits, assessments or proceedings that it becomes aware of related to Taxes of the Company for which it is indemnified by the other party hereunder. The Company shall retain the originals of all Tax records, including asset records, presently existing with respect to the Company, and Buyer shall make such records available to Seller and its representatives upon reasonable request by Seller. Seller shall retain copies of all records pertaining to the Company for Pre-Closing Date Periods which Seller deems necessary or desirable to have for use in connection with Tax matters. The originals of all records of the Company shall not be destroyed without Buyer first giving Seller 60 days prior written notice of the intention to destroy any such original records. In addition, at Buyer's option Seller shall use its reasonable efforts to cause any partnership or Tax partnership in which the Company is a partner to make an election under Section 754 of the Code to adjust the basis of the assets of such partnership.

                (g) Notice. If a claim shall be made by any Tax authority against Buyer or the Company or the Seller which, if successful, would result in the indemnification of Buyer by Seller or of Seller by Buyer pursuant to this Section (a "Tax Claim"), or if an audit is commenced by any taxing authority with respect to any Tax that could give rise to a Tax Claim, Buyer or Seller, as the case may be, shall notify the other party in writing within 25 days of such claim or commencement of such audit. If such notice is not given in reasonable detail to apprise the party receiving the notice of the nature of the Tax Claim or audit, the party receiving the notice shall not be liable to the party giving the notice to the extent that the position of the party receiving the notice is prejudiced as a result thereof. In the event that either Seller or Buyer receives a request for information or documents from any Tax authority and any such information or documents is in the possession or control of the other party, then such other party shall make such information or documents available within 45 days of the date so requested to do so. If, following any such request for information or documents, (i) the party in possession of the requested information or documents fails or refuses to comply with the request therefor, and (ii) said failure or refusal is a proximate cause of any assessment of any Tax by the Tax authority referenced in the preceding sentence, then, notwithstanding any other provision of this Agreement, the party in possession of the requested information or documents shall assume exclusive liability for the defense of any such assessment and the payment of any such Tax and the other party shall be indemnified, defended and held harmless by the party in possession of the requested information or documents.

                (h) Control of Proceedings. (i) Seller shall have the right upon timely notice to Buyer, to assume and control the conduct of any audit and the defense of any suit, action or proceeding with respect to any Tax Claim resulting from a Pre-Closing Date Period at its own expense and with its own counsel. If Seller elects to assume the defense of any audit or Tax Claim, notwithstanding anything to the contrary contained herein, (A) Seller shall not agree to any settlement thereof without the written consent of Buyer if the effect of such settlement would be to increase the liability of Buyer or its affiliates (including the Company) for any Tax for any Post-Closing Date Period unless Seller agrees to pay to Buyer the full amount of the increase in liability, (B) Buyer shall not be required to pay for or otherwise indemnify Seller against any attorneys' fees of Seller in connection with such audit or Tax Claim if Seller elects to assume the defense of such audit or Tax Claim as provided herein, and (C) Seller shall keep Buyer informed of all material developments and events relating to such audit or Tax Claim. Except as provided above, Seller will either pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the Tax authority with respect to any audit or Tax Claim and may, in its sole option, either pay the Income Tax claimed and sue for a refund where applicable law permits such refund suits ormay contest the Tax Claim in any permissible manner, and prosecute such contest to an initial determination in a court of initial jurisdiction, and to a final determination in an appellate court.

                (ii)    At Buyer's option, except as otherwise provided in
Section 8.3(h)(i), Buyer shall have the right upon timely notice to Seller, to assume and control the conduct of any audit and the defense of any suit, action or proceeding with respect to any Tax Claim, whether resulting from a Pre-Closing Date Period or a Post-Closing Date Period, at its own expense and with its own counsel. If Buyer elects to assume the defense of any audit or Tax Claim, notwithstanding anything to the contrary contained herein, (A) Buyer shall not agree to any settlement thereof without the written consent of Seller if the effect of such settlement would be to increase the liability of Seller or its affiliates for any Tax for any Pre-Closing Date Period unless Buyer agrees to pay to Seller the full amount of the increase in liability, (B) Seller shall not be required to pay for or otherwise indemnify Buyer against any attorneys' fees of Buyer in connection with such audit or Tax Claim if Buyer elects to assume the defense of such audit or Tax Claim as provided herein, and (C) Buyer shall keep Seller informed of all material developments and events relating to such audit or Tax Claim. Except as provided above, Buyer will either pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the Tax authority with respect to any audit or Tax Claim and may, in its sole option, either pay the Tax claimed and sue for a refund where applicable law permits such refund suits or may contest the Tax Claim in any permissible manner, and prosecute such contest to an initial determination in a court of initial jurisdiction, and to a final determination in an appellate court.

        8.4 EXPENSES. Except as provided in Section 13.7, Buyer will bear its own expenses, and Seller will bear its own expenses and the expenses of the Company, in connection with the Closing, and delivery of the Assets to Buyer, including the fees and disbursements of its counsel, petroleum engineers, accountants, financial advisors and other representatives, and travelling, copying, and shipping expenses, whether or not the transactions contemplated hereby are consummated.

        8.5 DAMAGES AND FORCE MAJEURE. In the event any physical asset, including fixtures and improvements, to be sold hereunder is damaged by fire or other calamity before Closing, Seller may repair the damage at its sole cost and risk or withdraw the damaged asset from the sale and reduce the Purchase Price by the replacement value thereof. In the event the parties are unable to agree as to the extent of the damage prior to the Closing, the Purchase Priceshall be reduced by the amount the Seller agrees in good faith that it should be reduced without waiver of Buyer's right to pursue arbitration and final adjustment to the Purchase Price pursuant to Section 10.6 hereof.

        Notwithstanding anything contained herein to the contrary, in the event that the damage is such that the good faith evaluation of a mutually agreeable third party the Purchase Price would be reduced by 3% or more, either Buyer or Seller shall have the right to terminate this Agreement pursuant to Section
12.2 by giving written notice thereof to the other, and the parties hereto shall have no further claim against each other arising from this transaction.

        8.6 EMPLOYEES. All employees of the Company shall be transferred to and become employees of Seller on or prior to the Closing Date. Seller shall indemnify and hold Buyer harmless from any loss, claim, or expense, including reasonable attorneys' fees, arising out of such transfer.

        8.7 AUDIT AND BILLING ADJUSTMENTS. Seller retains all rights, liabilities and responsibility for any audit adjustments relative to the Company for matters occurring prior to the Effective Date. Seller also retains all rights, liabilities and responsibilities with respect to billing adjustments by the Company for Tenneco Ventures and Tenneco Gas Production prior to the Effective Date.


                                   ARTICLE IX
                               CLOSING CONDITIONS

        9.1 SELLER'S CLOSING CONDITIONS. The obligations of Seller under this Agreement are subject, at the option of Seller, to the satisfaction at or prior to the Closing of the following conditions:

                (a) All representations of Buyer contained in Article V will be true in all material respects at and as of the Closing as if such representations were made at and as of the Closing, and

Buyer will have performed and satisfied all agreements required by this Agreement to be performed and satisfied by Buyer at or prior to the Closing;

                (b) All necessary consents of and filings with third parties (including the Federal Trade Commission and the Department of Justice) necessary for Seller's sale of Stock will have been obtained, accomplished or waived and all applicable waiting periods under the Hart-Scott Act will have expired or been terminated;

                (c) As of the Closing Date, no suit, action or other proceeding (excluding any such matter initiated by Seller or the Company) will be pending or threatened before any Governmental Authority seeking to restrain Seller or prohibit the Closing or seeking damages against Seller or the Company as a result of the consummation of this Agreement;

                (d) Seller will have received all documents, duly executed in form reasonably satisfactory to Seller and its counsel, referred to in
Section 10.3.

        9.2 BUYER'S CLOSING CONDITIONS. The obligations of Buyer under this Agreement are subject, at the option of Buyer, to the satisfaction at or prior to the Closing of the following conditions:

                (a) All representations of Seller contained in Article IV will be true in all material respects at and as of the Closing as if such representations were made at and as of the Closing, and Seller will have performed and satisfied all agreements required by this Agreement to be performed and satisfied by Seller at or prior to the Closing;

                (b) All necessary consents of and filings with third parties (including the Federal Trade Commission and the Department of Justice) necessary for Seller's sale of the Stock will have been obtained, accomplished or waived and all applicable waiting periods under the Hart-Scott Act will have expired or been terminated;

                (c) As of the Closing Date, no suit, action or other proceeding (excluding any such matter initiated by Buyer) will be pending or threatened before any Governmental Authority seeking to restrain Buyer or prohibit the Closing or seeking damages against Buyer as a result of the consummation of this Agreement;

                (d) Buyer will have received all documents, duly executed in form reasonably satisfactory to Buyer and its counsel, referred to in
Section 10.2; and

                (e) Buyer will have received satisfactory evidence that all expenses of the Company in respect of the transactions contemplated hereby have either been reimbursed by Seller or adequate provision for such reimbursement after the Closing Date has been made.

                (f) Form 8023-A and required schedules thereto have been completed and executed by Seller and Buyer.

                (g) Board approval has been given by Buyer's Board of Directors.

                (h) Seller shall have properly assigned unto Company all Data relating to the Subject Interests, State waters, or the Atchafalaya Basin.


                                   ARTICLE X
                                    CLOSING

        10.1 CLOSING. The closing of the transactions contemplated by this Agreement (the "Closing") will be held at 10:00 a.m., at the offices of Buyer, One Shell Square, Suite 1504, New Orleans, Louisiana, within 48 hours after receipt of notification of termination of the waiting period under the Hart-Scott Act, or at such other date or place as the parties may agree in writing (the "Closing Date").

        10.2 SELLER'S CLOSING OBLIGATIONS. At Closing, Seller will deliver to Buyer the following:

                (a) Certificates representing all of the Stock, duly endorsed and in proper form for transfer to Buyer by delivery under applicable law, or accompanied by duly executed instruments of transfer in blank;

                (b) A copy of resolutions of the Board of Directors of Seller authorizing the execution, delivery and performance of this Agreement and all related documents and agreements, certified by the Secretary of Seller as being true and correct copies of the originals thereof subject to no modifications or amendments;

                (c) A certificate of an executive officer of Seller, dated the Closing Date, setting forth the status of Seller's performance and compliance with the covenants of Seller contained in Article VIII;

                (d) A certificate of an executive officer of Seller, dated the Closing Date (i) as to the truth and correctness of the representations of Seller under Article IV as of the Closing Date, (ii) as to the performance of and compliance by Seller with the covenants of Seller (other than those set forth in Article VIII) contained herein on and as of the Closing Date and (iii) certifying that all conditions precedent of Seller to the Closing have been satisfied or are waived;

                (e) A certificate of the Secretary of Seller certifying as to the incumbency of the directors and officers of Seller and as to the signatures of all directors and officers who have executed documents delivered at the Closing on behalf of Seller;

                (f) Certificates, dated within five business days prior to the Closing Date, of the Secretary of State of the states of incorporation of Seller and the Company establishing that Seller and the Company are in existence, have paid all franchise taxes and otherwise are in good standing to transact business in its state of incorporation;

                (g) Certificates, dated within five business days prior to the Closing Date, of the Secretaries of State of the states in which the Company is qualified to do business, to the effect that the Company is qualified to do business and is in good standing as a foreign corporation in each of such states;

                (h) All authorizations, consents, approvals, permits and licenses required by Section 4.28(8);

                (i)     Evidence of Seller's compliance with the Hart-Scott
Act;

                (j) Resignations or terminations of the directors and officers of the Company effective as of the Closing Date;

                (k) The Indemnity Agreement dated as of the Closing Date executed on behalf of Seller, in the form attached as Exhibit B;

                (l) A nonforeign affidavit, as such affidavit is referred to in Section 1445(b)(2) of the Code, in form reasonably acceptable to Buyer, of Seller and Company, signed under penalty of perjury and dated as of the Closing Date, to the effect that such persons are United States citizens (and thus not foreign persons) and providing such persons' United States taxpayer identification numbers;

                (m) Instruments of release on recordable forms approved by Buyer sufficient to effect a full release and cancellation of record of the security obligations and filings referenced in Article 2.4 hereof, attached as Exhibit D.

                (n) Duly executed documents in form reasonably satisfactory to Buyer pursuant to which Seller, releases, relinquishes and waives any and all claims, demands, causes of action, suits, judgments or controversies of any kind whatsoever, whether known or unknown, that Seller may have against the Company as of the Closing Date, for any reason whatsoever, including without limitation claims by Seller against the Company with respect to dividends, repayment of loans, violation of preemptive rights, or payment of salaries or other compensation;

                (o) Such other instrument or instruments of transfer as will be necessary or appropriate, as Buyer or its counsel reasonably requests, to vest in Buyer good and marketable title to the Stock;

                (p) Evidence of waivers granted by John Hancock Life Insurance Company regarding the covenants not to sell the stock of subsidiaries as set forth in Seller's credit or debenture agreements dated September 30, 1994,as amended and June 30, 1995, as amended, respectively; and

                (q) Opinion Letter of Seller's Counsel ________, attached as Exhibit E.

        10.3 BUYER'S CLOSING OBLIGATIONS. At Closing, Buyer will deliver to Seller the following:

                (a) The Purchase Price (less Closing Payment Adjustment) in immediately available funds;

                (b) A copy of the Unanimous Action or other resolution of the Board of Directors of Buyer authorizing the execution, delivery and performance of this Agreement and all related documents and agreements, each certified by Buyer's Secretary as being true and correct copies of the originals thereof subject to no modifications or amendments;

                (c) A certificate of the Attorney-in-Fact of Buyer, dated the Closing Date (i) as to the truth and correctness of the representations of Buyer under Article V on and as of the Closing Date, (ii) as to the performance of and compliance by Buyer with all covenants contained herein on and as of the Closing Date and (iii) certifying that all conditions precedent of Buyer to the Closing have been satisfied or are waived;

                (d)     Evidence of Buyer's compliance with the Hart-Scott Act;

                (e) Opinion Letter of Buyer's Counsel ________, attached as Exhibit F.

        10.4 DISTRIBUTION OF PROPERTIES. To the extent not conveyed or distributed to Seller or Seller's designee prior to the Closing Date, at Closing, Seller will cause the Company to cause to be conveyed or distributed to Seller or Seller's designee the rights, interests, properties and assets excluded from the Assets under Sections 2.2 and 2.3 and Article VII.

        10.5 TAKING OF NECESSARY ACTION. Subject to the terms and conditions of this Agreement and to applicable Law, each of the parties to this Agreement will use all reasonable efforts promptly to take or cause to be taken all action and promptly to do or cause to be done all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement. Without limiting the foregoing, each of the parties to this Agreement will, and will cause each of its subsidiaries to, use reasonable efforts to obtain and make all consents, approvals, assurances or filings of or with third parties and Governmental Authorities necessary or, in the opinion of Seller, advisable for the consummation of the transactions contemplated hereby. Each party will cooperate with the other in good faith to help the other satisfy its obligations in this Section 10.5.

        10.6 FINAL SETTLEMENT STATEMENT. Within one hundred eighty (180) days after Closing, Seller shall present a Final Settlement Statement to Buyer covering revenues and expenses attributable to Buyer's interest in the Assets between the Effective Date and the Closing Date (and any matters which may arise out of operations by Seller or otherwise for time periods thereafter) together with reasonable evidence thereof. In the event of any dispute between the parties with respect thereto, the parties shall attempt to resolve them by good faith negotiations, but if they are unable to do so all unresolved issues shall be submitted to arbitration for settlement of the matter in the manner set forth herein. Within three (3) business days after items on the Final Settlement Statement are agreed upon or are resolved, the party owing funds to the other shall pay same.

        10.7 POST-CLOSING OPERATIONS. Seller agrees to cooperate fully with, and without charge to, Buyer for up to ninety (90) days after Closing (i) to enable Buyer to operate the Subject Interests on behalf of the Company, (ii) to pay royalties, materials, invoices, other office expenses, and handle accounting matters during transition to Buyer's accounting system, and (iii) to assist in the Louisiana State Mineral Board audit, all subject to Buyer's control and supervision.

        10.8 POST-CLOSING AUDIT. Within one (1) year of Closing, either party may, at its own expense, audit the other party's books, accounts and records relating to production, sales proceeds, operating expenses and Taxes paid which may have been adjusted due to this transaction. Such audit shall be conducted following reasonable advance written notice to the party to be audited and shall be conducted during regular business hours and at minimum inconvenience to the audited party.


                                   ARTICLE XI
                     LIMITATIONS ON WARRANTIES AND REMEDIES

        11.1 LIMITATIONS. The representations of Seller contained in this Agreement are exclusive and are in lieu of all other representations and warranties, express, implied or statutory, including without limitation any representation or warranty with respect to the quality, quantity or volume of the reserves of oil, gas or other Hydrocarbons in or under the Subject Interests. Notwithstanding anything to the contrary contained herein, (1) no warranty is made, expressly or impliedly, as to title of Company to the Assets, except as to claims made by, through, or under Seller or Company, (2) the items of personal property, equipment, fixtures and appurtenances included as part of the Assets are accepted by Buyer "AS IS, WHERE IS" and no warranties or representations of any kind or character, express or implied, including any warranty of quality, merchantability, fitness for a particular purpose or condition, are given by or on behalf of Seller, (3) THE WARRANTIES OF SELLER AND BUYER CONTAINED IN THIS AGREEMENT ARE EXCLUSIVE AND IN LIEU OF ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, AND BUYER AND SELLER HEREBY WAIVE ALL WARRANTIES, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR CONDITION, and
(4) Buyer acknowledges
that in making the decision to enter into this Agreement that it has relied solely on the basis of its independent investigation and review and has reached its independent conclusion with respect therein.

        11.2 SURVIVAL; TIME LIMIT FOR CLAIMS. The representations and warranties made in this Agreement will survive the Closing for a period of eighteen (18) months after the Closing.


                                  ARTICLE XII
                              DEFAULT AND REMEDIES

        12.1 REMEDIES. Upon failure of either party to comply with this Agreement by the Closing Date, as it may be extended in accordance with this Agreement, the other party will be entitled to pursue, exercise and enforce any and all remedies, rights, powers and privileges available at law or in equity.

        12.2 RIGHT OF TERMINATION. This Agreement and the transactions contemplated hereby may be terminated at any time at or prior to the Closing:

                (a)     By mutual consent of the parties;

                (b) Pursuant to the express provisions hereof, or by either party if the Closing shall not have occurred pursuant to Article 10.1; provided, however, that neither party shall exercise any right of termination pursuant to this Section 12.2 if the event giving rise to such termination right shall be due to the willful failure of such party to perform or observe in any material respect any of the covenants or agreements set forth herein to be performed or observed by such party.

        12.3 EFFECT OF TERMINATION. If this Agreement is terminated pursuant hereto, this Agreement shall become void and of no further force or effect and such termination shall be without liability of or to any party to this Agreement (except for the provisions of Sections 8.1 and 8.7 which shall survive any such termination and continue in full force and effect); provided, however, that if either party is in material default of its obligations under this Agreement at the time this Agreement is so terminated such defaulting party shall continue to be liable to the other party for damages (but in no event for specific performance) in respect of such default and such liability shall not be affected by such termination.

        12.4 OTHER REMEDIES. In addition to the foregoing, termination of this Agreement will not prejudice or impair Seller's or Buyer's obligations under Sections 6.4 (and the Confidentiality Agreement referenced in Section 6.4) and such other portions of this Agreement as are necessary to the enforcement and construction of Section 6.4. The prevailing party in any legal proceeding brought under or to enforce this Agreement will be additionally entitled to recover court costs and reasonable attorney's fees from the non-prevailing party.

        12.5 SPECIFIC PERFORMANCE. Buyer and Seller understand and agree that the covenants and undertakings on each of their parts contained in this Agreement are uniquely related to the desire of Buyer and Seller to consummate the transactions contemplated by this Agreement, and that the sale of the Stock to Buyer is a unique business opportunity for Buyer and Seller, and that monetary damages would not be an adequate remedy therefor. Accordingly, Buyer and Seller agree that Buyer will be entitled to obtain specific performance from Seller of each and every covenant and undertaking contained in this Agreement to be observed or performed by Seller and that Seller will be entitled to obtain specific performance from Buyer of each and every covenant and undertaking contained in this Agreement to be observed or performed by Buyer. The election by Buyer or Seller to exercise its right to obtain specific performance shall be in lieu of any right to damages which might result in double recovery.


                                  ARTICLE XIII
                                 MISCELLANEOUS

        13.1 ANTITRUST LAWS. This Agreement is subject in all respects to and conditioned upon compliance by the parties with Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "Hart-Scott Act"), and rules and regulations promulgated pursuant thereto, to the extent that such Act, rules and regulations are applicable to the transactions contemplated hereby. Buyer and Seller agree to make such filings with and provide such information to the Federal Trade Commission and the Department of Justice with respect to the transactions contemplated hereby as are required in connection with the Hart-Scott Act sufficiently in advance of the Closing Date to permit the lapse of the normal waiting periods prescribed in connection with the Hart-Scott Act prior to the Closing Date and to join each others' requests for early termination. Buyer and Seller agree to use reasonable efforts to obtain all governmental approvals required to consummate the transactions contemplated hereby and to cause early termination of the waiting period under the Hart-Scott Act.

        13.2 CONFIDENTIALITY OR PROPRIETARY INFORMATION. Subsequent to the execution of this Agreement, neither Seller nor any of its affiliates will for itself or on behalf of any corporation, person, firm, partnership, association, or other entity (whether as an individual, agent, servant, employee, employer, director, officer, shareholder, investor, principal, consultant or in any other capacity) disclose to any person or entity (i) any financial information or
(ii) any of the confidential seismic and other oil and gas information, trade secrets, exploratory data, methods, systems, procedures, data bases or software programs or applications or processes of, or utilized by, the Company; provided that (after reasonable measures have been taken to maintain the confidentiality and after giving reasonable notice to Buyer specifying the information involved and the manner and extent of the proposed disclosure thereof) (i) any disclosure of such information may be made to the extent required by applicable Law or judicial or regulatory process, (ii) such information may be used as evidence in or in connection with any pending or threatened litigation relating to this Agreement or any transaction contemplated hereby, (iii) any disclosure of such information may be made to the extent that such information is in the public domain (other than by or through Seller), and (iv) any disclosure of such information may be made to the extent required by any agreement or agreements under which Seller or the Company is bound or to which the Stock or any of the Assets are subject.

        13.3 PUBLIC ANNOUNCEMENTS. Except as set forth in the following sentence, the parties to this Agreement agree that prior to making any public announcement or statement with respect to the transactions contemplated by this Agreement, the party desiring to make such public announcement or statement will consult with the other party and exercise reasonable efforts to (i) agree upon the text of a joint public announcement or statement to be made by both of such parties or (ii) obtain approval of the other party to the text of a public announcement or statement to be made solely by Seller or Buyer, as the case may be. Nothing contained in this Section will be construed to require either party to obtain approval of the other party to disclose information, or to submit any such disclosed information for review by the other party, with respect to any disclosure (i) required by applicable Law or (ii) necessary to comply with disclosure requirements of any applicable stock exchange.

        13.4 DELIVERY OF RECORDS. Seller will deliver to Buyer as soon after the Closing Date as is practicable all original files, data including the Data and all other technical, contractual, legal and financial information relevant to the Assets, books (including corporate minute books) and records (including stock transfer records) of the Company and the Subsidiaries. Seller shall furnish such information, records, and Data in all existing formats. Seller shall cause Western Geophysical Company and any other geophysical consultant or contractor to transfer without cost to Buyer all storage and access rights to all 3D data sets involving the Assets to which Seller or the Company is entitled.

        13.5    FURTHER ASSURANCES AND RECORDS.

                (a) After the Closing each of the parties will execute, acknowledge and deliver to the other such further instruments, and take such other action, as may be reasonably requested in order to more effectively assure to such party all of the respective properties, rights, titles, interests, estates, and privileges intended to be assigned or delivered to, or to inure to the benefit of, such party in consummation of the transactions contemplated hereby.

                (b) Buyer agrees to maintain the files and records of the Company that are acquired pursuant to this Agreement until December 31, 2005 (or for such longer period of time as Seller will advise Buyer is necessary in order to have records available with respect to open years for Tax audit purposes), or, if any of such records pertain to any claim or dispute pending at December 31, 2005, Buyer will maintain any of such records designated by Seller until such claim or dispute is finally resolved and the time for all appeals has been exhausted. Buyer will provide Seller and its representatives reasonable access to and the right to copy such files and records for the purposes of (i) preparing and delivering any accounting provided for under this Agreement and adjusting, prorating and settling the charges and credits provided for in this Agreement, (ii) complying with any Law affecting Seller's interest in the Company's interest in the Assets prior to the Closing Date,
(iii) preparing any audit of the books and records of any third party relating to Seller's interest in the Company's interest in the Assets prior to the Closing Date, or responding to any audit prepared by such third parties, (iv) preparing Tax Returns, (v) responding to or disputing any Tax audit or (vi) asserting, defending or otherwise dealing with any claim or dispute under this Agreement or with respect to the Company or the Assets. In no event will Buyer destroy any such files and records without giving Seller 60 days advance written notice thereof and the opportunity, at Seller's expense, to obtain such files and records prior to their destruction.

        13.6 NOTICES.   Except as otherwise expressly provided in this
Agreement, all communications required or permitted under this Agreement will be in writing and any such communication or delivery will be deemed to have been duly given and received when actually delivered to the address set forth below of the party to be notified personally (by a recognized commercial courier or delivery service that provides a receipt) or by telecopier (confirmed in writing by a personal delivery as set forth above), addressed as follows:

                   If to Seller:

                     Benton Oil and Gas Company
                     1145 Eugenia Place
                     Suite 200
                     Carpenteria, CA 93013
                     Attention:  Clarence Cottman
                     Fax:  (805) 566-5600

                   If to Buyer:

                     Shell Offshore Inc.
                     P. O. Box 61933
                     New Orleans, LA 70161
                        Attention:  Shelf Division Contracts Manager
                     Fax: (504) 588-8076

Any party may, by written notice so delivered to the other, change the address to which delivery will thereafter be made.

        13.7 INCIDENTAL EXPENSES. Buyer will bear and pay (i) all transfer or documentary taxes incident to the transfer of Stock to Buyer and (ii) all filing, recording or registration fees for any assignment or conveyance delivered under this Agreement.

        13.8 ENTIRE AGREEMENT. This Agreement embodies the entire agreement between the parties with respect to the subject matter of this Agreement (superseding all prior agreements, including the Letter of Intent and Confidentiality Agreement), arrangements, understandings and solicitations of interest or offers related to the subject matter of this Agreement), and may be supplemented, altered, amended, modified or revoked by writing only, signed by both of the parties to this Agreement. The headings in this

Agreement are for convenience only and will have no significance in the interpretation of any term or provision of this Agreement.

        13.9 GOVERNING LAW. This Agreement will be governed and construed and enforced in accordance with the laws of the State of Louisiana, without regard to rules concerning conflicts of laws.

        13.10 COUNTERPARTS. This Agreement may be executed in any number of counterparts, and each and every counterpart will be deemed for all purposes one agreement.

        13.11 WAIVER. Any of the terms, provisions, covenants, representations or conditions contained in this Agreement may be waived only by a written instrument executed by the party waiving compliance. The failure of any party at any time or times to require performance of any provision of this Agreement will in no manner affect such party's right to enforce the same. No waiver by any party of any condition, or of the breach of any term, provision, covenant or representation contained in this Agreement, whether by conduct or otherwise, in any one or more instances, will be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of the breach of any other term, provision, covenant or representation.

        13.12 BINDING EFFECT; ASSIGNMENT. All the terms, provisions, covenants, representations and conditions of this Agreement will be binding upon and inure to the benefit of and be enforceable by the parties to this Agreement and their respective successors and assigns; but this Agreement and the rights and obligations hereunder will not be assignable or delegable by any party without the prior written consent of the non-assigning or non-delegating parties, which may be withheld at the sole discretion of such parties.

        13.13 NO RECORDATION. Buyer and Seller expressly covenant and agree not to record or place of record this Agreement or any copy or memorandum thereof in any real property records.

        13.14 TIME PERIODS. Time is of the essence in the performance of this Agreement.

        13.15 CONSTRUCTION. Each party hereby acknowledges and agrees that such party has consulted legal counsel in connection with the negotiation of this Agreement and that such party has bargaining power equal to that of the other party in connection with the negotiation and execution of this Agreement. Accordingly, the parties agree the rule of contract construction to the effect that an agreement will be construed against the draftsman will have no application in the construction or interpretation of this Agreement.

        13.16 BOARD APPROVAL. Notwithstanding anything contained herein to the contrary, the parties hereto recognize that this Agreement is subject to the approval by the Board of Directors of both Seller and Buyer.

        IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the date first above written.

WITNESSES:                              BENTON OIL AND GAS COMPANY


/s/ Karen B. Weaver                     By: /s/ Clarence Cottman
------------------------                   ----------------------------
/s/ Marilyn S. Banoni                   Name: Clarence Cottman
------------------------                     --------------------------
                                        Title: Vice President
                                              -------------------------

                                        SHELL OFFSHORE INC.


/s/ Micheal R. Keener                   By: /s/ Stacey M. King
------------------------                   ----------------------------
/s/ Lew S. Boudreaux                    Name: Stacey M. King
------------------------                     --------------------------
                                        Title: Attorney-In-Fact
                                              -------------------------